UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Overland Storage, Inc.

(Name of Issuer)

Common Stock , no par value per share

(Title of Class of Securities)

690310107

(CUSIP Number)

Yukio Morikubo

P.O. Box 97057 11431

Willows Road N.E.

Redmond, Washington 98073-9757

(425) 881-8004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

SCHEDULE 13D

CUSIP No. 690310107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Digital Information Corporation, EIN: 91-1618616
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,303,842 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 1,303,842 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,842
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Shares”), of Overland Storage, Inc. (“Overland”), a corporation organized under the laws of California, with principal executive offices at 4820 Overland Avenue, San Diego, California 92123.

Item 2. Identity and Background

This Schedule 13D relates to Advanced Digital Investment Corporation (“ADIC”), a corporation organized under the laws of Washington, with its principal executive offices at P.O. Box 97057, 11431 Willows Road N.E., Redmond, Washington 98073-9757. ADIC is principally in the business of designing, marketing and supporting data-storage products and solutions.

The name, principal occupation or employment, principal business and address of employer, and citizenship of each director and executive officer of ADIC are set forth on Schedule A.

In the past five years, neither of ADIC nor, to the knowledge of ADIC, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

ADIC used cash of US$9,488,198, inclusive of brokerage commission, to acquire the Shares.

Item 4. Purpose of Transaction

ADIC purchased the Shares based on its belief that Overland’s current enterprise value and corresponding market prices for the Shares represent an attractive investment opportunity, as well as a possible opportunity to facilitate strategic consolidation within the data-storage industry.

ADIC will evaluate Overland and review its holdings of Shares on a continuing basis. Consistent with its obligations under the federal securities laws and other limitations, and depending on various factors including, without limitation, Overland’s financial position and business prospects, the price levels of the Shares, conditions in the data-storage industry and securities markets, general economic and industry conditions, other investment opportunities available to ADIC, and other factors ADIC may deem relevant to its investment decision, ADIC will in the future take such actions with respect to its investment in Overland as it deems appropriate. Such actions may include, without limitation: (a) holding its investment in Overland; (b) increasing or decreasing its position in Overland through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving Overland; (d) seeking to acquire or influence control of Overland, the means of which may include Overland board representation; (e) engaging in short selling of or any hedging or similar transaction with respect to the Shares; or (f) taking any other action similar to those listed above. ADIC currently has no firm expectation with respect to timing of any such action.

ADIC met with Overland’s Chief Executive Officer in early January 2005 to discuss Overland’s business and future plans. Both companies entered into a confidentiality letter in consideration of a possible transaction at that time. ADIC met again with Overland’s Chief Executive Officer on August 18, 2005 to inform him of the purchase of the Shares and to discuss a possible business combination. Subject to applicable laws and regulations, ADIC may engage in additional discussions with Overland’s management and possibly its board concerning the possibility of combining the operations of the two companies on terms that are in the best interests of the shareholders of both companies. There are presently no agreements, arrangements or understandings between Overland and ADIC regarding any combination. There can be no assurance that any combination will occur, now or in the future.

Except as set forth above, ADIC has no present plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, ADIC retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

(a) ADIC beneficially owns and has sole voting and dispositive power with respect to 1,303,842 Shares, representing approximately 9.28% of Overland’s outstanding Shares calculated according to the number of Shares Overland disclosed as outstanding in Overland’s quarterly report on Form 10-Q for the quarter ended March 31, 2005.

(b) See paragraph (a) above.

(c) The following purchases of Shares have been made by ADIC in the past 60 days, all effected via the NASDAQ:

Date	Shares Acquired	Average Price
August 4, 2005	500,000	$7.744000
August 5, 2005	1,000	$7.850000
August 8, 2005	23,100	$7.829000
August 9, 2005	28,400	$7.613000
August 10, 2005	25,000	$7.561100
August 11, 2005	17,700	$7.572700
August 12, 2005	35,800	$7.634200
August 15, 2005	658,300	$6.833600
August 16, 2005	14,542	$6.700000

These transactions were the only transactions in the Shares effected during the last 60 days by ADIC, and, to the knowledge of ADIC, the individuals set forth on Schedule A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving ADIC with respect to any securities of Overland. None of the Shares held by ADIC have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED DIGITAL INFORMATION CORPORATION
Date: August 19, 2005

	By:	/s/ Peter van Oppen
Name: Peter van Oppen Title: Chief Executive Officer

SCHEDULE A

Directors of ADIC:

Name	Principal Occupation or Employment, Principal Business and Address	Citizenship
Peter van Oppen

Chair and Chief Executive Officer,

Advanced Digital Information Corporation,

a corporation principally in the business of

designing, marketing and supporting data-

storage products and solutions,

P.O. Box 97057 (98073)

11431 Willows N.E.

Redmond, Washington 98073-9757

United States
Tom A. Alberg	Partner, Madrona Investment Group, a private venture investment firm, 1000 Second Avenue Suite 3700 Seattle, WA 98104	United States
Christopher T. Bayley	Chairman, Dylan Bay Companies, a private investment company, 1411 Fourth Avenue Suite 1430 Seattle, WA 98101-2216	United States
Frank M. (“Pete”) Higgins	Partner, Second Avenue Partners, a venture capital firm, 1000 Second Avenue Suite 1200 Seattle, WA 98104	United States
John W. Stanton	Chairman, Stanton Communication, a communications company, 3650 131st Avenue SE Bellevue, WA 98006	United States
Walter F. Walker	Chief Executive Officer, The Basketball Club of Seattle, a private entity, 351 Elliott Ave. W Suite 500 Seattle, WA 98119	United States

Executive Officers of ADIC who are not Directors:

Name	Principal Occupation or Employment*	Citizenship
William C. Britts	Executive Vice President, Worldwide Sales and Marketing	United States
Lisa Clarke	Executive Vice President, Global Services, Information Technology and Human Resources	United States
Jon W. Gacek	Executive Vice President and Chief Financial Officer	United States

Name	Principal Occupation or Employment*	Citizenship
Charles H. Stonecipher	Executive Vice President, Strategy and Corporate Development	United States

*Each executive officer’s present principal occupation is with ADIC. ADIC is principally in the business of designing, marketing and supporting data-storage products and solutions. The business address of each executive officer is ADIC, P.O. Box 97057, 11431 Willows Road N.E., Redmond, Washington 98073-9757.